Mail Stop 3561

March 23, 2009

Keith R. Stewart
Chief Executive Officer
ValueVision Media, Inc.
6740 Shady Oak Road
Eden Prairie, MN 55344

> **Re:** **ValueVision Media, Inc.**
> **Form 10-K for Fiscal Year Ended February 2, 2008**
> **Filed April 29, 2008**
> **File No. 000-20243**

Dear Mr. Stewart:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director